Mail Stop 3561

October 10, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Ralf Bernhart
Chief Financial Officer
Rokin 55
1012 KK Amsterdam
The Netherlands

  Re: HEAD NV
    Form 20-F for the year ended December 31, 2005
    Filed April 12, 2006
    File No. 001-15134

Dear Mr. Bernhart:

  We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 20-F for the year ended December 31, 2005</u>

<u>Item 7. Major Shareholders and Related Party Transactions</u>

1. We note the disclosure indicating that Head Sports N.V., which is controlled by Johan Eliasch and his family members held 18,987,344 shares or 47.7% of the Company's outstanding shares at December 31, 2005, resulting in the ability to significantly influence or control the Company's operations. Please revise the notes to the Company's financial statements in future filings to disclose the existence of these significant shareholdings. We believe this financial statement disclosure is necessary since the significant level of shareholdings by these parties provides them with the ability to significantly influence or control the Company's operations. Refer to the disclosure requirements outlined in paragraph 2 of SFAS No.57.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2

2. We note your disclosure that you have 39,820,677 shares issued. In future filings please disclose the number of shares issued and outstanding and the number of authorized shares for each of the periods presented on the face of the balance sheet. See Rule 5.02(30) of Regulation SX.

Notes to the Financial Statements
 - General

3. In future filings, please revise the notes to your financial statements to include disclosure of your accounting policy for trade receivables. Your disclosure should include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, your policy for charging off uncollectible loans and trade receivables, and your policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms). See paragraph 13a-c of SOP 01-6.

Note 13. Accrued Expenses and Other Current Liabilities, page F-18

4. We note you have recorded an accrual for allowances, credit notes as of December 31, 2005 and 2004. Please explain to us,and in the notes to your financial statements in future filings, the nature of this allowance.

Note 22. Segment Information, page F-29

5. We note your disclosure that you operate in one reporting segment, Sporting Goods. In light of your discussion in MD&A which details revenues by winter sports, racquet sports, diving products and license revenue, please explain to us your basis for determining that it is appropriate to recognize only one reporting segment. As part of your response, tell us how you determine and classify your operating segments and how you have evaluated your operating segments as reporting segments in accordance with paragraph 16 of SFAS No. 131. Also, please discuss the level at which your chief operating decision maker reviews operating results to make decisions about resource allocation and to assess performance. See paragraphs 10-24 of SFAS No. 131.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief